UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934 (Amendment No.)*


Altisource Asset Management Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of
Securities)


02153X108

(CUSIP
Number)


December 31, 2013

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

Rule 13d-1(b)

Rule
[x] 13d-1(c)
Rule
13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).















CUSIP No.02153X108


1.	Names of Reporting Persons. Tiger Eye Capital LLC
I.R.S. Identification Nos. of above persons (entities only).


2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)  X

3.SEC Use Only

4.Citizenship or Place of Organization
Delaware

Number of shares beneficially owned by each reporting person with:

5.  Sole Voting Power .. 139,239

6.  Shared Voting Power .. N/A

7.  Sole Dispositive Power .. 139,239

8.  Shared Dispositive Power N/A

9.Aggregate Amount Beneficially Owned by Each Reporting Person .. 139,239

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) .. N/A

11. Percent of Class Represented by Amount in Row (9) 5.92%

12. Type of Reporting Person (See Instructions) IA




Item 1.

(a) Altisource Asset Management Corporation

(b) 402 Strand St.Frederiksted, VI 00840-3531


Item 2.

(a) The Reporting Person is Tiger Eye Capital, LLC.

(b) The Reporting Person has its principal offices at 101 Park Avenue, 21st Floor New York, NY

(c)The Reporting Person is organized in Delaware.

(d) The Reporting Person owns Common Stock at $0.01 par value per share.

(e) The CUSIP Number of the shares of the issuer are 02153X108.


Item 3.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8
of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.


(a) The Reporting Person beneficially owns 139,239 shares of the Issuer.
(b) The Reporting Person owns 5.92% of the common stock class of the Issuer.
(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote : The Reporting Person has sole voting power on 139,239 shares.

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of all 139,239 shares.

(iv)	Shared power to dispose or to direct the disposition of: N/A


Item 5.  Ownership of Five Percent or Less of a Class

       Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

      Not applicable

Item 8.  Identification and Classification of Members of the Group

      Not applicable

Item 9.  Notice of Dissolution of Group

      Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2014


Signature

John Raniolo, CFO
Name/Title





Attention: Intentional misstatements or omissions of fact constitute F ederal criminal violations (See 18 U.S.C. 1001)